Notice to the Oslo Stock Exchange

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Disclosure requirement – Vizrt Ltd

Orkla ASA has today acquired 24 000 shares in Vizrt Ltd. After this transaction Orkla owns 10 % of the share capital.

Orkla ASA,
Oslo, 29 December 2008

Contact:
Rune Helland, SVP Orkla Investor Relations,
Tel: +47 2254 4411

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Number of treasury shares (correction)

Reference is made to the Notice to The Oslo Stock Exchange on 19 December 2008. The correct number of treasury shares held by Orkla is 11 917 888.

Orkla ASA,
Oslo, 23 December 2008

Contact:
Lars Røsæg, Orkla Investor Relations.
Tel.: +47 22 54 44 26

END